08028056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC
112

SEC FILE NUMBER
8- 67084

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Lake Avenue Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 South Lake Avenue, Suite 640
(No. and Street)

Pasadena (City) California (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Wendee (800) 990-8448
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Wendee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Lake Avenue Securities Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24th (Date) day of January (Month), 2008 (Year), by
(1) Paul Wender (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2)________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

DEBBIE LOUISE AUSTIN
COMM. # 1709880
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. DEC. 10, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ——— Number of Pages: 2

Signer(s) Other Than Named Above: ———

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
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SOUTH LAKE AVENUE SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2007

SOUTH LAKE AVENUE SECURITIES CORPORATION

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
South Lake Avenue Securities Corporation
Pasadena, California

I have audited the accompanying statement of financial condition of South Lake Avenue Securities Corporation as of December 31, 2007 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of South Lake Avenue Securities Corporation as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BWA CPA

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2008

SOUTH LAKE AVENUE SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$	58,925
Investment		26,417
Other assets		2,533
Total assets	$	87,875

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable		3,500
Income taxes payable		6,700
Loan payable		1,000
Total liabilities	$	11,200
STOCKHOLDERS' EQUITY:		
Common stock, no par value, 1,000,000 shares authorized, 10,000 shares issued and outstanding		0
Additional-paid-in-capital		62,500
Retained earnings		14,175
Total stockholders' equity		76,675
Total liabilities and stockholders' equity	$	87,875

SOUTH LAKE AVENUE SECURITIES CORPORATION

Statement of Income
For the year ended December 31, 2007

REVENUES:	
Commission and fee revenue	$ 5,809,291
Other income	34,873
Total income	5,844,164
EXPENSES:	
Commissions	5,634,032
Professional fees	105,759
Regulatory expenses	11,716
Other operating expenses	58,055
Total expenses	5,809,562
NET INCOME BEFORE INCOME TAXES	34,602
INCOME TAX PROVISION (note 3)	
Income tax expense	7,500
Total income tax provision	7,500
NET INCOME	$ 27,102

The accompanying notes are an integral part of these financial statements

SOUTH LAKE AVENUE SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2007	$ -	$ 62,500	(12,927)	49,573
Net income			27,102	27,102
Ending balance December 31, 2007	$0	$62,500	$14,175	$76,675

The accompanying notes are an integral part of these financial statements.

SOUTH LAKE AVENUE SECURITIES CORPORATION

Statement of Cash Flows
For the year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	27,102
Adjustments to reconcile net income to net cash used in operating activities:		
Amortization		1,000
(Increase) decrease in:		
Invesment		(26,417)
Other amounts receivable		19,850
Prepaid expenses		13,662
Other assets		(571)
Increase (decrease) in:		
Payable to broker-dealers		(22,811)
Accounts payable		(30,281)
Income tax payable		(400)
Total adjustments		(46,968)
Net cash used in operating actitivies		(18,866)
NET INCREASE IN CASH		(18,866)
Cash at beginning of year		77,791
Cash at end of period		$58,925
Supplemental cash flow disclosures		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

South Lake Avenue Securities Corporation (the "Company") a California corporation, is a registered broker-dealer with The Securities and Exchange Commission (SEC), with state regulatory agencies in all fifty states and is a member of the Financial Industry Regulatory Agency (FINRA). The Company has a relationship with various clearing (selling-group) brokerage firms and acts as a facilitator (introducing firm) with the clearing brokerage firms' customers. The Company does not clear securities transactions, carry customers' accounts, receive payments from customers, or perform any recordkeeping functions for customers. In 2007, the Company changed its legal name from Evergreen Realty Securities, Inc.

Summary of significant accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 100% of the revenues were generated in the state of California.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2007 the company's net capital of $47,725 exceeded the minimum net capital requirement by $42,725; and the Company's ratio of aggregate indebtedness to net capital was 0.23 to 1, which is less than 15:1 ceiling.

Note 3: INCOME TAXES

For the year ended December 31, 2007 the Company recorded the following income tax provision:

Federal taxes	$ 4,600
State taxes	2,900
	$ 7,500

Note 4: RELATED PARTY TRANSACTIONS

As an introducing broker-dealer, the Company might facilitate securities transaction in underlying entities in which the Company's principals are affiliated. All commissions earned during 2007 were with respect to these types of transactions.

SOUTH LAKE AVENUE SECURITIES CORPORATION

Statement of Net Capital
Schedule I
December 31, 2007

	Focus 12/2007	Audit 12/2007	Change
Stockholders' equity, December 31, 2007	$76,675	$76,675	$ -
Subtract - Non allowable assets:			
Securities	26,417	26,417	-
Other assets	2,533	2,533	-
Tentative net capital	47,725	47,725	-
Haircuts:	0	0	
NET CAPITAL	47,725	47,725	-
Minimum net capital	(5,000)	(5,000)	
Excess net capital	42,725	42,725	-
Aggregate indebtedness	11,200	11,200	-
Ratio of aggregate indebtedness to net capital	0.23%	0.23%	

There were no reported differences
at December 31, 2007.

The accompanying notes are an integral part of these financial statements.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • (818) 401-8800

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
South Lake Avenue Securities Corporation
Pasadena, California

In planning and performing my audit of the financial statements of South Lake Avenue Securities Corporation for the year ended December 31, 2007, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed South Lake Avenue Securities Corporation including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Board of Directors
South Lake Avenue Securities Corporation
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CPA

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2008

END